

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 25, 2017

Jeronimo Folgueira
Chief Executive Officer
Spark Networks SE
Kohlfurter Strasse 41/43
Berlin, Germany 10999

> **Re:** **Spark Networks SE**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed September 15, 2017**
> **File No. 333-220000**

Dear Mr. Folgueira:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 12, 2017 letter.

Material U.S. Federal Income Tax Considerations, page 96

1. We note your disclosure on page 98 concerning the lack of authority addressing the U.S. tax consequences of certain mechanics of the business combination. We also note the resulting uncertainty you disclose regarding whether the merger will qualify as a non-recognition transaction. Revise counsel's tax opinion on page 98 and the risk factor disclosure on page 31 to disclose the specific aspects of the transaction that cause the underlying uncertainty.

2. Revise the "Material U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders" section to reflect counsel's opinion as to each material tax issue, including whether the merger will qualify as a non-recognition transaction. It is

inappropriate for the opinion to be based upon the assumption that the merger will qualify for the non-recognition treatment described on page 98, for which there appears to be some uncertainty.

Notes to Consolidated Financial Statements

2. First-time adoption of IFRS, page F-12

3.   We note your response to our comment 25. It appears that IFRS 1.23 requires first time IFRS adopters to explain the transition from previous GAAP to IFRS. In order to comply with IFRS 1.23, an entity shall also include certain reconciliations under IFRS 1.24. Please explain to us why the fact that you have not previously presented consolidated financial statements under any previous GAAP is relevant to comply with the requirements of the standard. In that regard, please tell us the type of financial statement that you prepared under previous GAAP and that you used in the IFRS adoption.

Signatures, page II-5

4.   Please provide the signatures of each of the officers set forth in Instruction 1 to the signature section of Form F-4 below the signature block that indicates "this registration statement has been signed by the following persons in the capacities and on the dates indicated."

Exhibit 5.1

5.   Please file a revised opinion without counsel's assumption currently contained in Section 4.5 that the Company's "operational seat" is in the Federal Republic of Germany. Counsel may not assume readily ascertainable facts. Please refer to Item II.B.3.a of Staff Legal Bulletin No. 19.

        You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications